UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Roku, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

77543R102

(CUSIP Number)

March 16, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A

CUSIP No. 77543R102	Page 2

1	Names of Reporting Persons. Fox Corporation
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 0.0%
12	Type of Reporting Person (See Instructions) CO

SCHEDULE 13G/A

CUSIP No. 77543R102	Page 3

Explanatory Note:

This Amendment No. 2 (this “Amendment”) amends, in its entirety, the statement on Schedule 13G originally filed on December 7, 2018 by Twenty-First Century Fox, Inc., the former parent of Fox Corporation (the “Reporting Person”) and amended by the Reporting Person by Amendment No. 1 on March 19, 2019 (as amended, the “Schedule 13G”). On March 16, 2020, the Reporting Person sold 6,022,258 shares of Class A Common Stock, $0.0001 par value (the “Class A Common Stock”), of Roku, Inc. (the “Issuer”). As a result, this Amendment is being filed to disclose that the Reporting Person has ceased to be the beneficial owner of more than five percent of the outstanding shares of Class A Common Stock of the Issuer. This Amendment is the final amendment to the Schedule 13G and constitutes an exit filing for the Reporting Person.

Item 1.

(a) Name of Issuer:

Roku, Inc.

(b) Address of Issuer’s Principal Executive Offices

150 Winchester Circle, Los Gatos, California 95032.

Item 2.

(a) Name of Person Filing:

This Schedule 13G is filed by Fox Corporation.

(b) Address or Principal Business Office or, if None, Residence:

The address of the principal business office of the Reporting Person is 1211 Avenue of the Americas, New York, New York 10036.

(c) Citizenship

The Reporting Person is a Delaware corporation.

(d) Title of Class of Securities

Class A Common Stock, $0.0001 par value

(e) CUSIP Number

77543R102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

SCHEDULE 13G/A

CUSIP No. 77543R102	Page 4

Item 4.	Ownership.

(a) Amount beneficially owned: 0

(b) Percent of class: 0.0%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 24, 2020

FOX CORPORATION

By:	/s/ Steven Tomsic
Name:	Steven Tomsic
Title:	Chief Financial Officer